UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 04, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Additional Listing - 04 April 2016

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 04, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 04, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

4 April 2016

Barclays PLC - Additional Listing

Barclays PLC (the Company) confirms the allotment and issue of 17,445,358 ordinary shares of 25 pence each in the Company (the Shares), at a price of 163.34 pence per Share, to shareholders who are participants in the Company's Scrip Dividend Programme (the Programme) in respect of the final dividend for the year ended 31 December 2015. The Shares issued rank equally with existing issued Shares.

Application has been made to the Financial Conduct Authority for the Shares to be admitted to the Official List and to the London Stock Exchange for the Shares to be admitted to trading. Dealings in the Shares are expected to commence on 5 April 2016.

In accordance with Listing Rule 9.6.1, copies of the following documents relating to the Programme were submitted to the National Storage Mechanism on 6 June 2013 and are available for inspection at www.hemscott.com/nsm.do;

    ● Chairman's letter and Q&A document;
    ● Terms and Conditions of the Programme; and
    ● Scrip Dividend Mandate Form.

For further information, please contact:

Our Registrar, Equiniti:
0371 384 2055*
+44 121 415 7004

* Lines are open 8.30am to 5.30pm UK time, Mondays to Fridays, excluding UK Public Holidays.